SEC
Mail Processing
Section

MAR 09 2012

Washington, DC
123

*KH 4/4

UNI
SECURITIES AND
Washin

12013897

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Management Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02111-2621
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Stewart — 612-678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/6

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Management Investment Distributors, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Columbia Management Investment Distributors, Inc.
SEC File Number: 8-25845
December 31, 2011
With Report of Independent Auditors

pwc

pwc

STATEMENT OF FINANCIAL CONDITION

Columbia Management Investment Distributors, Inc.
SEC File Number: 8-25845
December 31, 2011
With Report of Independent Auditors

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2011

Contents

pwc

Report of Independent Auditors

To the Board of Directors of
Columbia Management Investment Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Columbia Management Investment Distributors, Inc. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
March 6, 2012

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2011
(in thousands except share data)

Assets		
Cash and cash equivalents	$	81,525
Receivables:		
Distribution fees		12,897
Due from affiliates, net		398
Other		4,690
Deferred acquisition costs		15,743
Intangible assets, net of accumulated amortization of $422		1,578
Equipment and software, net of accumulated depreciation and amortization of $533		276
Total assets	$	117,107
Liabilities and Stockholder's Equity		
Liabilities:		
Payables:		
Due to affiliates, net	$	31,564
Distribution fees		24,290
Other		2,253
Deferred income taxes, net		2,602
Total liabilities		60,709
Stockholder's equity:		
Common stock $1 par value per share:		
Authorized, issued and outstanding shares - 250		—
Additional paid-in capital		53,330
Retained earnings		3,068
Total stockholder's equity		56,398
Total liabilities and stockholder's equity	$	117,107

The accompanying notes are an integral part of this financial statement.

Columbia Management Investment Distributors, Inc.
Notes to Statement of Financial Condition
(in thousands)

1. Organization and Significant Accounting Policies

Organization

Columbia Management Investment Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products, for open-end investment companies and for 529 plans managed by affiliated companies. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, retains distribution concessions, net of commissions paid to dealers for distribution on the investment companies' shares. The Company provides these services to the Columbia Funds, including 529 plans for the states of New York and South Carolina. The Company serves as the distributor of the combined Columbia complex of open-end investment companies and 529 plans which includes funds previously branded "RiverSource", "RiverSource Partners", "Threadneedle", "Seligman" and "Columbia" (known collectively now as the "Columbia Funds"), and serves as a placement agent or distributor of private and foreign funds managed by Columbia Management Investment Advisers LLC (CMIA) (previously known as RiverSource Investments) and foreign funds managed by Columbia Wanger Asset Management LLC. The Company also provides certain marketing, distribution and sales support services for the Columbia Trust (previously known as RiverSource Trust) collective funds, which are sub-advised by CMIA.

Effective July 1, 2011, the employees of the Company were transferred to CMIA. The Company now receives an allocation from CMIA for certain expenses related to wholesaling capabilities.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ.

Significant Accounting Policies

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company on December 31, 2011, approximate fair value.

Cash and Cash Equivalents: Cash equivalents include time deposits and other highly liquid investments with original maturities of 90 days or less.

Deferred Acquisition Costs: Commissions and other direct variable distribution costs are paid to affiliates and outside distributors by the Company in connection with the sales of certain investment products and are deferred. Such deferred acquisition costs (DAC) are amortized over the estimated revenue generating lives of the related products, between one and seven years. When the client's investment is redeemed, any remaining deferred acquisition costs are immediately recognized as expense in conjunction with the collection of a contingent deferred sales charge. The Company tests for impairment quarterly or whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. No impairments were identified as a result of these tests for the year ended December 31, 2011.

(in thousands)

Intangible Assets: Intangible assets are composed of acquired distribution relationships and are amortized over their estimated useful lives, unless they are deemed to have indefinite useful lives, using the 15 year straight line method. The Company evaluates the definite lived intangible assets remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable. No impairments were identified as a result of these tests for the year ended December 31, 2011.

Equipment and Software: Equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The carrying value of the internally developed software is $255 at December 31, 2011. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to ten years.

Income Taxes: In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. The Company's taxable loss is included in the consolidated federal income tax return of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

2. Recent Accounting Pronouncements

Future Adoption of New Accounting Standards

Balance Sheet

In December 2011, the Financial Accounting Standards Board (FASB) updated the accounting standards to require new disclosures about offsetting assets and liabilities. The standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The standard is effective for interim and annual periods beginning on or after January 1, 2013 on a retrospective basis. The adoption of the standard will not impact the Company's statement of financial condition, but will require additional footnote disclosures.

Fair Value

In May 2011, the FASB issued updated accounting guidance for fair value measurements and disclosures intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. This new guidance clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. Specifically, required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used and a narrative description of the valuation processes in place will be required. The guidance is effective for periods beginning after December 15, 2011. Management is currently evaluating the impact of adoption on the Company.

3. Secured Demand Notes Receivable and Subordinated Liabilities

At January 1, 2011 the Company had a secured demand note collateral agreement with the Parent for $20,000 and interest-free subordinated liabilities pursuant to the secured demand note collateral agreement. The collateral and related subordinated liabilities were approved by FINRA. That agreement was terminated on September 23, 2011, with the approval of FINRA.

(in thousands)

4. Income Taxes

The Company had a receivable from the Parent for federal income taxes of $2,301 and state income taxes of $319 at December 31, 2011.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2011 are as follows:

Deferred income tax assets:	
Deferred compensation and bonuses	$ 711
State income taxes	13
Other	5
Total deferred income tax assets	729
Deferred income tax liabilities:	
Deferred commissions and acquisition costs	(2,560)
Intangible assets	(621)
Software	(100)
Other	(50)
Total deferred income tax liabilities	(3,331)
Net deferred income tax liability	$ (2,602)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. Federal income tax returns remain open for 1997 to 2006 and 2008 to 2010. The company's state income tax returns remain open for the years 1999 to 2010. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The company had no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2011.

5. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

(in thousands)

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value (NAV) and classified as Level 1. The Company's remaining cash equivalents are classified as Level 2 and measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization.

There were no liabilities measured at fair value at December 31, 2011.

The following table presents the balances of assets measured at fair value on a recurring basis:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 201	$ 66,999	$ —	$ 67,200
Total assets at fair value	$ 201	$ 66,999	$ —	$ 67,200

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no other material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the year.

6. Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, the Company had net capital of $30,057, which was $29,807 in excess of the amount required to be maintained.

7. Related-Party Transactions

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for associated mutual funds sold through an affiliated field force and outside distributors. Distribution fees include point-of-sale fees (such as front-load mutual fund fees) and asset-based fees that are generally based on a contractual rate as a percentage of the fair value of net assets (such as 12b-1 fees). Additionally, distribution fees also include fees received under marketing support arrangements for sales of proprietary mutual funds.

The Company participates in the Parent's Incentive Compensation Plan. Employees are eligible to receive incentive awards including stock options, restricted stock awards (RSAs), restricted stock units (RSUs), non-qualified options, deferred share units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The Company pays various employee benefit plan expenses to the Parent, including expenses associated with RSAs, RSUs, stock options, and deferred compensation plans, based on the value of the awards issued to the Company's employees.

The Company participates in the Parent's Retirement Plan (the Plan) which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act.

The Company also participates in the defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, the Company believes the risk of loss from these arrangements to be remote.

9. Subsequent Events

As of March 6, 2012, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

MIX
Paper from
responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified by the Forest Stewardship Council.